Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Fabio Battaglia, Esq.
(215) 564-8077
fbattaglia@stradley.com

April 5, 2017
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Keith Gregory, Esquire

Re:	VanEck Funds
File Nos. 811-04297 and 002-97596

Dear Mr. Gregory:

On behalf of the VanEck Funds (the "Registrant"), and the series VanEck NDR Managed Allocation Fund (the "Fund"), included in Post-Effective Amendment No. 137 (the "Amendment") to the Registrant's registration statement on Form N-1A, below you will find the Registrant's responses to the comments conveyed by you on February 24, 2017, with regard to the Amendment.  The Amendment was filed with the U.S. Securities and Exchange Commission ("SEC") on January 27, 2017, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act").
Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
We note that the Amendment was filed together with a Template Filing relief request for other funds of the Trust with substantially identical disclosure. Registrant intends to file post-effective amendments pursuant to Rule 485(b) for the series of the VanEck Funds listed in Schedule A to the Template Filing relief request ("Replicate Filings"). We note further that Registrant's Replicate Filings will include a cover letter or explanatory note explaining that Registrant is relying on the template relief.
General Comments
Please note we reviewed only selected portions of the registration statement, focusing on disclosure regarding sales load variations and share class disclosure.

U.S. Securities and Exchange Commission

1.	Comment: Please include in the Rule 485(b) amendment filing all information that has been omitted from or placed in brackets in the Rule 485(a) amendment.
Response:  The Rule 485(b) amendment filing will include all required information previously omitted or placed in brackets.
2.	Comment: Please ensure that complete fee tables are filed via EDGAR correspondence as soon as practical per our earlier comment.
Response:  The Registrant filed the completed fee tables via EDGAR correspondence on March 8, 2017.
3.	Comment: Where appropriate, please include a ticker symbol and update series and class information on EDGAR with respect to the Class T shares.
Response:  The Registrant will include a ticker symbol and update series and class information on EDGAR with respect to the Class T shares, at such time when a filing is made.
Class A, I and Y Shares Prospectus
1.
Comment:  On page 1, in the section entitled "Fund Fees and Expenses," please identify the sections and page numbers in the prospectus and SAI where information about sales charge discounts may be found.

Response:  The requested revision has been incorporated.
2.
Comment:  On page 1, please confirm that the fee waiver described in footnote 3 to the Annual Fund Operating Expenses fee table will continue for no less than one year from the effective date of the registration statement.  If not, please delete the applicable line item from the fee table, footnote 3, the relevant text in the Expense Example section, and any similar text elsewhere in the registration statement.

Response:  Registrant confirms that the fee waiver will continue for no less than one year from the effective date of the registration statement.
3.
Comment:  On page 4, please delete second paragraph in the section entitled "Performance," as it is neither required nor permitted by Item 4 of Form N-1A.  See IM Guidance Update 2014-08 at page 4 with respect to avoiding cross-references within a prospectus.

Response:  The requested revision has been incorporated.

U.S. Securities and Exchange Commission

4.	Comment: On page 18, in the third paragraph of the section entitled "Sales Charges," please describe the "other facts" that may qualify a purchase for sales charge discounts or waivers.
Response:   In order to clarify the sentence referenced in the Comment, the Registrant has amended the reference to "relationships or other facts", such that the sentence now reads:
In all instances, it is the purchaser's responsibility to notify the Fund or the purchaser's financial intermediary at the time of purchase of any facts qualifying the purchaser for sales charge discounts or waivers.
Additionally, the Registrant confirms its belief that all facts which may qualify a purchaser for sales charge discounts or waivers have been adequately disclosed in the registration statement, in particular in light of the enhanced Right of Accumulation disclosure referenced in response to Comment 7 below.

5.
Comment:  On page 19, in the first sentence of the first paragraph of the section entitled "Reduced or Waived Sales Charges," please disclose the "other appropriate circumstances" under which an investor may qualify for reduced or waived sales charges.  Please include a cross-reference to Appendix A.

Response:  Registrant has enhanced the disclosure related to rights of accumulation to describe the factors and relationships that may qualify a purchase for sales charge discounts or waivers.  As such, Registrant does not believe it is necessary to repeat that list in this section.  Additionally, the Registrant may not be aware of each available reduction or waiver at the time of a purchase. Therefore purchasers should provide notice if a particular reduction in or waiver of sales charges is applicable to a purchase.
6.
Comment:  On page 19, please consider moving the last sentence beginning "The value of shares owned . . ." in the first paragraph of the section entitled "Reduced or Waived Sales Charges" from its present location to the section entitled "Right of Accumulation" immediately below.

Response:   The Registrant respectfully declines to make this change, as it believes the sentence in its current location serves to further explain potential sales charge reductions, and sets up the discussion in the "Right of Accumulation" section immediately below.
7.
Comment:  On page 19, either in the second paragraph of the section entitled "Reduced or Waived Sales Charges" or in the section entitled "Right of Accumulation," please specify the types of accounts, relationships, and other facts that qualify a purchase of shares for sales charge discounts or waivers with respect to the Right of Accumulation as directed by the Instructions to Item 12(a)(2) of Form N-1A.

U.S. Securities and Exchange Commission

Response:  Registrant has enhanced the disclosure to further describe the types of accounts, relationships, and other facts that qualify a purchase of shares for sales charge discounts or waivers with respect to the Right of Accumulation.
8.
Comment:  On page 19, in the section entitled "Right of Accumulation," please enhance the disclosure (including disclosure regarding escrow provisions) to more fully explain the mechanics of a Right of Accumulation. See Item 12(a) of Form N-1A.

Response:  Registrant believes that the enhanced disclosure provided in response to Comment 7 satisfies Item 12(a)(2) of Form N-1A.
9.	Comment: On page 19, in the section entitled "Letter of Intent," please enhance the disclosure to more fully explain the mechanics of a Letter of Intent. See Item 12(a) of Form N-1A.
Response:  Registrant has enhanced the disclosure to reflect the fact that purchasers who wish to establish a Letter of Intent may aggregate the types of accounts described in the "Right of Accumulation" section in order to qualify for a right of accumulation discount, and to add disclosure regarding the escrow process.
10.	Comment: On page 19, in the section entitled "Load-waived Programs Through Financial - Intermediaries," please include a cross-reference to Appendix A.
Response:  The Registrant respectfully declines to add a cross-reference to Appendix A to this section, and notes that Appendix A is cross-referenced on page 18 in the second paragraph under "Sales Charges."
11.	Comment: On page 19, in the section entitled "Load-waived Programs Through Financial Intermediaries," please clarify whether this paragraph applies to both Class A shares and Class T shares.
Response: This paragraph also applies to Class T shares, and a corresponding paragraph will therefore be added to the Class T prospectus at the time such filing is made.
12.
Comment:  On page 19, in the section entitled "Load-waived Programs Through Financial Intermediaries," please specifically identify the financial intermediaries that have agreements with VanEck to offer Fund shares without a sales load in the prospectus or Appendix A.  See Item 12(a) of Form N-1A and IM Guidance Update 2016-06.  Please make conforming changes wherever similar text regarding intermediaries entering into agreements with VanEck is used.

U.S. Securities and Exchange Commission

Response:  Merrill Lynch is the only intermediary with which the Registrant has such an agreement. As such, Appendix A only discloses Merrill Lynch as such an intermediary.
13.
Comment:  Disclosure regarding sales charges begins on page 18 and disclosure regarding the Fund's Rule 12b-1 plan is on page 24.  Please disclose the information required by Item 12(a) (sales charges) and Item 12(b) (rule 12b-1 fees) of Form N-1A in one place in the prospectus.  See General Instruction C.3.a to Form N-1A.  Please move those disclosures so that they are in the same place near one another in the  prospectus.

Response:   The requested revision has been incorporated.
14.
Comment:  Please supplementally explain the meaning of the second sentence in the section entitled "Expenses" on page 24 by providing additional information about the expanded information in the SAI. Consider the appropriateness of that statement in light of the disclosure required in the prospectus by Item 3 of Form N-1A.

Response:  Registrant believes that expense information disclosed in the prospectus meets the requirements of Item 3 of Form N-1A.  The referenced "Expenses" section, which is not required by Form N-1A, has been deleted.
15.	Comment: On page 26, please include the Financial Highlights in the Rule 485(b) filing.
Response:  The requested revision has been incorporated.
16.
Comment:  In the disclosure on page 26, please clarify the type of Financial Highlights that will be included in the prospectus.  For example, state whether the Financial Highlights are audited or unaudited and for what period.

Response: The 485(b) filing will be made in conjunction with the annual update to the Trust's registration statement, which is expected to be effective April 10, 2017.  As such, audited Financial Highlights will be included in the prospectus.
17.	Comment: With respect to Appendix A, if the Fund uses a summary prospectus, please confirm that Appendix A will be available on the Fund's website.
Response:  Registrant confirms that Appendix A will be available on the Fund's website.
18.
Comment:  Please confirm that Merrill Lynch is the only financial intermediary that currently has agreements to offer Fund shares with front-end or CDSC waivers.  If not, please include specific disclosure relating to any other financial intermediaries that have such arrangements in Appendix A, as required by IM Guidance Update 2016-06.

U.S. Securities and Exchange Commission

Response:  Registrant confirms that Merrill Lynch is the only financial intermediary that currently has an agreement to offer Fund shares with front-end or deferred sales load waivers.
19.
Comment:  In the last sentence of the second paragraph of Appendix A on page 27 beginning "In all instances . . .", please specify the "other facts" which may qualify a purchaser for sales charge waivers or discounts.

Response:   As the many possible factors that qualify a purchaser for sales charge discounts or waivers have been previously described in the disclosure to be added to the "Right of Accumulation" section as described in response to Comment 7, Registrant does not believe it necessary or efficient to repeat that disclosure in Appendix A.
20.
Comment:  In Appendix A, the disclosure indicates that front-end sales load waivers on Class A shares available at Merrill Lynch apply to shares exchanged from Class C shares of the same Fund under certain circumstances.  The prospectus does not reference Class C shares.  Please address this inconsistency and revise Appendix A as appropriate.

Response:  Appendix A is intended to serve as a template filing for all funds in the Trust. While this Fund does not offer Class C shares, other VanEck Funds do, and this Appendix will be used for those Funds offering Class C shares that wish to enter into an agreement with Merrill Lynch to offer Fund shares without a sales load.
21.	Comment: In Appendix A on page 28, briefly explain the meaning of "Eligible Fund Family Assets," as used in the penultimate row of the table.
Response:  Registrant believes that it is clear from the disclosure as written that "eligible fund family assets" refers to other Funds within the VanEck family of Funds that entitle shareholders to Right of Accumulation discounts.
22.	Comment: In the last row of the table in Appendix A on page 28, please clarify the meaning of the parenthetical "if applicable" with respect to the 13-month period of time.
Response:  Registrant believes that it is clear from the disclosure as written that "if applicable" means that a shareholder's purchases within a 13-month period must be purchases of VanEck Funds of such an amount that the breakpoint discounts may be applied.

U.S. Securities and Exchange Commission

23.	Comment: On the back cover of the prospectus, the first sentence indicates that more detailed information is available in the SAI. Please explain what additional information is included in the SAI.
Response:  Registrant has added the following sentence to the back cover of the prospectus:
The SAI includes information regarding, among other things: the Fund and its investment policies and risks; management of the Fund, investment advisory and other services, the Fund's Board of Trustees, and tax matters related to the Fund.
Class T Prospectus
1.
Comment:  On page 1, in the section entitled "Fund Fees and Expenses," please identify the sections and page numbers in the prospectus and SAI where information about sales charge discounts may be found.

Response:  The requested revision will be incorporated.
2.
Comment:  On page 1, please confirm that the fee waiver described in footnote 2 to the Annual Fund Operating Expenses fee table will continue for no less than one year from the effective date of the registration statement.  If not, please delete the applicable line item from the fee table, footnote 2, the relevant text in the Expense Example section, and any similar text elsewhere in the registration statement.

Response:  Registrant confirms that the fee waiver will continue for no less than one year from the effective date of the registration statement.
3.	Comment: On page 4, please delete the second and third paragraphs in the section entitled "Performance."
Response:  The requested revision will be incorporated.
4.
Comment:  On page 5, please clarify the meaning of the last two sentences in the section entitled "Purchase and Sale of Fund Shares."  For example, what shares or classes does the sentence reference with respect to availability through financial intermediaries.

Response:  These sentences refer to the fact that Class T share availability depends on a financial intermediary's policies and procedures, and a shareholder may contact his or her financial intermediary for more information on the availability of Class T shares.

U.S. Securities and Exchange Commission

5.	Comment: On page 13, in the section entitled "How to Buy, Sell or Transfer Shares," please include disclosure relating to Class Y in the second sentence, as appropriate.
Response:  The disclosure will be amended to refer to Class Y, as appropriate.
6.
Comment:  On page 13, please consider revising the last sentence of the section entitled "Through a Financial Intermediary" to clarify the details that a financial intermediary will provide to the shareholder.  For example, buying, selling or exchanging Class T shares.

Response:   Registrant will revise the last sentence of the paragraph as follows:
Please contact your financial intermediary for details on buying, selling or exchanging Class T shares of the Fund.
7.
Comment:  On page 15, in the second sentence of the second paragraph of the section entitled "How to Choose a Share Class," please consider identifying the other share classes offered by the Fund and explain that they have different fees and expenses.

Response:   The requested revision will be incorporated.
8.	Comment: On page 15, in the third paragraph of the section entitled "Sales Charges," please describe the "other facts" that may qualify a purchase for sales charge discounts or waivers.
Response:   Registrant notes that the "Sales Charges" section refers shareholders to Appendix A of the prospectus, which includes a list of qualifications for purchasing Class T shares.  As such, Registrant does not believe it is necessary or efficient to repeat those qualifying factors on page 15.
9.
Comment:  On page 16, in the first sentence of the section entitled "Inter-Class Conversions," please clarify the meaning of the phrase "if initiated by your financial intermediary or the Fund" and state whether Class T shareholder have the ability to initiate inter-class conversions. See class conversion in the SAI.

Response:   The disclosure is intended to explain that inter-class conversions must be initiated by a financial intermediary or the Fund, and that Class T shareholders must request inter-class conversions through an intermediary.
Registrant will add the following sentence as the second sentence of the section:
Shareholders may only request inter-class conversions into Class T shares through the shareholder's financial intermediary or the Fund.

U.S. Securities and Exchange Commission

The Fund's SAI will include the following disclosure related to Class Conversions, which is consistent with the prospectus disclosure:
Eligible shareholders may convert their shares from one class to another class within the same Fund, without any conversion fee, upon request by such shareholders or their financial intermediaries.

10.
Comment:  Disclosure regarding sales charges begins on page 15 and disclosure regarding the Fund's Rule 12b-1 plan is on page 20.  Please move those disclosures so that they are in the same place near one another in the prospectus.

Response:   The requested revision will be incorporated.
11.	Comment: Please supplementally explain the meaning of the second sentence in the section entitled "Expenses" on page 20 by providing additional information about the expanded information in the SAI.
Response:  Registrant believes that expense information disclosed in the prospectus meets the requirements of Item 3 of Form N-1A.  The referenced "Expenses" section, which is not required by Form N-1A, has been removed.
12.	Comment: On page 22, please include the Financial Highlights in the Rule 485(b) filing.
Response:  The requested revision will be incorporated.
13.
Comment:  In the disclosure on page 22, please clarify the type of Financial Highlights that will be included in the prospectus.  For example, state whether the Financial Highlights are audited or unaudited and for what period.

Response: The 485(b) filing will be at a later time.  As such, we expect that audited Financial Highlights will be included in the prospectus.
14.	Comment: With respect to Appendix A, if the Fund uses a summary prospectus, please confirm that Appendix A will be available on the Fund's website.
Response:  Appendix A will be available on the Fund's website.
15.
Comment:  Please confirm that Morgan Stanley Wealth Management is the only financial intermediary that currently has agreements to offer Fund shares with front-end or CDSC waivers.  If not, please include specific disclosure relating to any other financial intermediaries that have such arrangements in Appendix A

Response:  Registrant confirms that Morgan Stanley Wealth Management is currently the only financial intermediary that has approached the Registrant with respect to  an agreement to offer Class T shares of the Fund with front-end or deferred sales load waivers.

U.S. Securities and Exchange Commission

16.
Comment:  In the last sentence of the second paragraph of Appendix A on page 23 beginning "In all instances . . .", please specify the "other facts" which may qualify a purchaser for sales charge waivers or discounts.

Response:   As the possible factors that qualify a purchaser for sales charge discounts or waivers are described on page 23, Registrant believes the disclosure is sufficient as written.
17.	Comment: In the second sentence of the third paragraph of Appendix A, please identify the other share classes offered by the Fund.
Response:   The requested revision will be incorporated.
18.	Comment: On the back cover of the prospectus, the first sentence indicates that more detailed information is available in the SAI. Please explain what additional information is included in the SAI.
Response:  Registrant will add the following sentence to the back cover of the prospectus:
The SAI includes information regarding, among other things: the Fund and its investment policies and risks; management of the Fund, investment advisory and other services, the Fund's Board of Trustees, and tax matters related to the Fund.
Statement of Additional Information
1.	Comment: Please update information, including dates and other factual information, in the SAI, as appropriate.
Response:  The requested revision has been incorporated.

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (215) 564-8077 or Alison M. Fuller at (202) 419-8412, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Fabio Battaglia
Fabio Battaglia, Esquire

cc:           Laura Martinez, Esquire
Jonathan R. Simon, Esquire
Cillian M. Lynch, Esquire
Alison M. Fuller, Esquire